FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Ullico Investment Company, LLC

Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Ullico Investment Company LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___8403 Colesville RD___
(No. and Street)

___Silver Spring,___	___MD___	___20910___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Darin Hardy___	___(202) 682-6730___	___dhardy@ullico.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Ernst & Young LLP___
(Name – if individual, state last, first, and middle name)

___2005 Market Street, Suite 700___	___Philadelphia,___	___PA___	___19103___
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Darin Hardy__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Ullico Investment Company LLC__ , as of __December 31__ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MEGHAN C. NEWKIRK
Notary Public, State of Maryland
Prince George's County
My Commission Expires May 11, 2024

Notary Public

Signature: _Darin Hardy_
DocuSigned by:
14B6ZA2CE56B4EE...

Title:
__VP & CFO__

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ullico Investment Company, LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2022

Contents



Ernst & Young LLP   Tel: +1 215 448 5000
2005 Market Street   Fax: +1 215 448 4069
Suite 700   ey.com
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Ullico Investment Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ullico Investment Company, LLC (the Company) as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 17, 2023


Ullico Investment Company, LLC

Statement of Financial Condition

As of December 31, 2022


Assets

Cash and cash equivalents	$	4,016,681
Prepaid assets		33,237
Total assets	**$**	**4,049,918**

Liabilities

Compensation payable	$	1,412,598
Intercompany payable		446,941
Total liabilities		**1,859,539**

Stockholder's Equity

Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	$	1,000
Additional paid-in capital		249,000
Retained earnings		1,940,379
Total stockholder's equity		2,190,379
Total liabilities and stockholder's equity	**$**	**4,049,918**


The accompanying notes are an integral part of these financial statements.


Ullico Investment Company, LLC

Statement of Income

For the Year Ended December 31, 2022

Revenues		
Commissions	$	12,828,153
Interest income		72,583
Total revenues		**12,900,736**
Expenses		
Sales commissions		5,436,167
Allocated compensation and related expenses		2,490,016
Allocated operating expenses		561,416
Promotional fees		299,074
Professional fees		79,556
Insurance expense		106,076
Regulatory fees and expenses		43,769
Direct operating expenses		8,373
Total expenses		**9,024,447**
Net income	$	**3,876,289**

The accompanying notes are an integral part of these financial statements.


Ullico Investment Company, LLC

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2022


	Shares of Common Stock	Common Stock		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity	
Balance, December 31, 2021	1,000	$	1,000	$	249,000	$	3,289,090	$	3,539,090
Net income	-		-		-		3,876,289		3,876,289
Dividends to stockholder	-		-		-		(5,225,000)		(5,225,000)
Balance, December 31, 2022	**1,000**	**$**	**1,000**	**$**	**249,000**	**$**	**1,940,379**	**$**	**2,190,379**

The accompanying notes are an integral part of these financial statements.

Ullico Investment Company, LLC

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	3,876,289
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid assets		(1,299)
Compensation payable		249,942
Intercompany payables		18,330
Intercompany receivables		316,960
Cash provided by operating activities:		4,460,222
Cash flows from financing activities		
Dividends to stockholder		(5,225,000)
Cash used in financing activities		(5,225,000)
Net change in cash and cash equivalents		(764,778)
Cash and cash equivalents at beginning of year		4,781,459
Cash and cash equivalents at end of year	$	4,016,681
Supplemental disclosure of cash flow information		
Income tax payments (paid to parent)		-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Ullico Investment Company, LLC (the Company), a wholly owned subsidiary of Ullico Inc. (Ullico), was incorporated in 2004 as a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company markets group annuity contracts and private investment funds that are established, owned, and/or managed by affiliates.

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its revenue is derived from placement agent fees, which represent a percentage of the investment management fees earned by Ullico Investment Advisors, Inc. (UIA) and The Union Labor Life Insurance Company (ULL), both wholly owned subsidiaries of Ullico.

All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the stockholder shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a stockholder.

The health, economic and business conditions precipitated by the worldwide COVID-19 pandemic that emerged in 2020 continued to moderately affect our business, results of operations and financial condition during 2022. While various treatments and vaccines are now available, COVID-19 variants continue to emerge, which could prolong or lead to increased hospitalization and death rates. We continue to monitor U.S. CDC reports related to COVID-19 and the potential continuing impacts of the COVID-19 pandemic on our operations.

2. Significant Accounting Policies and New Accounting Standards

Basis of Presentation and Use of Estimates

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Revenue Recognition

Revenue is recognized as earned in accordance with respective placement agent agreements between the Company and other entities. Under the respective placement agent agreements, the Company receives a percentage of investment management fees earned by ULL and UIA for serving as a placement agent. Revenue is recognized on a daily basis as management fees are earned by ULL and UIA. Effective January 1, 2022, the Private Placement Agreement between UIA and UIC for the Ullico Infrastructure Taxable and Tax-Exempt Funds ('UIF") has been amended. The annual fee paid by UIA to UIC has been reduced to 15% from 20% of UIA's fee revenue related to the UIF.

Income Taxes

The Company is organized as a single member Limited Liability Company and has elected to be treated as a disregarded entity for federal and state income tax reporting purposes. The Company's earnings are included in the federal tax return filed by the sole member. Accordingly, the accompanying financial statements do not reflect any provisions or credits for federal income taxes.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in a money market fund and/or investments purchased with an original maturity of three months or less. Fair value approximates carrying value for these investments.

2. Significant Accounting Policies and New Accounting Standards (continued)

Stockholder Dividends

During 2022, the Board of Directors approved stockholder dividends of $5,225,000 which were paid to Ullico, its sole shareholder and parent.

Fair Value Measurements

The Company has adopted ASC 820, Fair Value Measurements and Disclosures, for all financial instruments accounted for at fair value on a recurring basis in the Company's financial statements. ASC 820 established a new framework for measuring fair value and expands related disclosures.

Broadly, the framework requires fair value to be determined based on the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. It also establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

ASC 820 specifies that a hierarchy of valuation techniques be determined for each asset based on whether the inputs to the valuation technique for those assets are observable or unobservable. Observable inputs reflect market data corroborated by independent sources while unobservable inputs reflect assumptions that are not observable in an active market or are developed internally. These two types of inputs create three valuation hierarchy levels:

- Level 1 valuations reflect quoted market or exchange prices for the actual or identical assets or liabilities in active markets.

- Level 2 valuations reflect inputs other than quoted prices in Level 1, which are observable. The inputs can include some or all of the following:
    - quoted prices on similar assets in active markets
    - quoted prices on actual assets that are not active
    - inputs other than quoted prices such as yield curves, volatilities, or prepayments speeds
    - inputs derived from market data

- Level 3 valuations reflect valuations in which one or more of the significant valuation inputs are not observable in an active market, there is limited if any market activity, and/or are based on management inputs into a valuation model

The Company maintains policies and procedures to value instruments using the best and most relevant data available. For the year ended December 31, 2022, there were no transfers between levels. As of December 31, 2022, the Company held no investments at fair value.

2. Significant Accounting Policies and New Accounting Standards (continued)

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2022, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Adoption of New Accounting Standards

All new Accounting Standards Updates issued by the FASB were assessed and determined to be either not applicable or insignificant in presentation or amount.

3. Income Taxes

The Company assesses the likelihood, based on their technical merit, that tax positions taken, will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2022, the Company had no unrecognized tax benefit. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2018 and forward.

4. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness. At December 31, 2022, the Company's net capital was $2,089,739 which was $1,965,771 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1.

5. Related-Party Transactions

The Company earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by UIA through the management of certain privately offered funds. The Company also earns a placement agent fee derived from an agreed upon percentage of the annual investment management fees earned by ULL through the offer of group annuity products. These revenues are reflected in the Commissions line item on the Statement of Income. The Company pays sales commissions to employees of affiliated companies related to the revenue earned through placement agent fees. These expenses are reflected in the Sales commissions line item on the Statement of Income. The Company has entered into an Expense Sharing Agreement (Agreement) with UIA whereby UIA allocates a certain percentage of expenses for rent, utilities, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. These expenses are reflected in the Allocated

5. Related-Party Transactions (continued)

operating expenses and the Allocated compensation and related expenses line items on the Statement of Income. All other operating expenses other than those allocated under the Agreement are paid directly by the Company. The Company has no intercompany receivable and the intercompany payable amount of $446,941 is related party balances due to UIA and ULL related to activity from the above related-party transactions.

6. Risks and Uncertainties

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. Additionally, approximately 88% of the revenues earned by the Company are generated by two affiliated products, representing a significant concentration. The two affiliated products are Separate Account J and the UIF. Management does not believe there to be any significant risk of loss of these products and its correlated revenues.

7. Subsequent Events

Events or transactions that occur after the balance sheet date but before the financial statements are issued are categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through March 17, 2023, and has determined the following events requires disclosure.

On February 17, 2023, the Company paid a dividend to Ullico in the amount of $475,000.